Exhibit 3.2

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DAYSTAR TECHNOLOGIES, INC.

DAYSTAR TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of the Corporation is DAYSTAR TECHNOLOGIES, INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is February 19, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article 4.1 shall be amended and restated to read in its entirety as follows:

“4.1 Authorized Shares. The Corporation is authorized to issue two classes of stock to be designated, respectively, “common stock” and “preferred stock.” The total number of shares which the Corporation is authorized to issue is one hundred twenty three million shares (123,000,000) shares, one hundred twenty million (120,000,000) shares of which shall be common stock, $.01 par value per share, and three million (3,000,000) shares of which shall be preferred stock, $.01 par value per share.

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, DAYSTAR TECHNOLOGIES, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 8th day of October, 2008.

DAYSTAR TECHNOLOGIES, INC.

By:	/s/ Stephan DeLuca
Stephan DeLuca, Chief Executive Officer